Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES EXTENSION OF RIO TINTO'S RIGHTS

Rights associated with the Investor Rights Agreement have been Extended

VANCOUVER, BC, Nov. 23, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN); (NYSE American: WRN) announces that Rio Tinto Canada Inc. ("Rio Tinto") has exercised its right to extend certain rights under the investor rights agreement (the "Agreement") between the Company and Rio Tinto dated May 28, 2021.

By exercising of the extension rights, Rio Tinto continues to have the right to appoint:

  one member to a Casino Project Technical Committee until the earlier of: (a) Rio Tinto's ownership falling below 5.0%; and (b) November 28, 2023.
  one non-voting observer to attend all meetings of the board of directors of the Company until the earlier of (a) Rio Tinto's ownership falling below 5.0%; (b) November 28, 2023; and (c) such time as Rio Tinto may appoint a director.
  one director of the Company, if Rio Tinto's ownership increases to at least 12.5% before November 28, 2023.
  up to three secondees to the Casino Project until the earlier of: (a) Rio Tinto's ownership falling below 5.0%; and (b) November 28, 2023.

Additionally, Rio Tinto's rights regarding access to information about the Casino Project and review of technical disclosure are also extended.

"We are pleased that Rio Tinto has elected to extend its rights as an investor in the Company," said Paul West-Sells, President and CEO. "We look forward to extending our great working relationship with Rio Tinto as they continue to work to assess the Casino Project."

"We are pleased to continue our evaluation of the Casino Project," said Bold Baatar, Chief Executive, Copper, Rio Tinto.

A copy of the Agreement can be found on SEDAR (www.sedar.com) under the Company's profile.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements, including statements with respect to the extended rights provided to Rio Tinto. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 13:05e 23-NOV-22